SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: November 17, 2009
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐                 Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐                 No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..)
Enclosed:
News Release

November 17, 2009
Ivanhoe Mines and GoviEx Gold use ZeusTM
breakthrough exploration technology to expand
mineralized bridge linking Oyu Tolgoi Deposits
ULAANBAATAR, MONGOLIA — John Macken, President and CEO of Ivanhoe Mines Ltd., and Govind Friedland, President and CEO of GoviEx Gold Inc., announced today that the first comprehensive field test of the breakthrough ZeusTM geophysical exploration technology has significantly increased the potential for additional resources to be discovered at Ivanhoe’s Oyu Tolgoi Project in southern Mongolia.
Zeus, a proprietary, induced polarization and resistivity (IP) technology, has just completed an expanded IP survey to test the full extent, on strike and at depth, of the 12-kilometre-long chain of copper-gold porphyry deposits that Ivanhoe Mines has discovered at Oyu Tolgoi since 2001.
“We have succeeded in further defining the spatial extent of the known ore bodies at Oyu Tolgoi and revealing previously undetected mineralization to depths of up to 3,500 metres — more than five times the depth that can be reached by conventional IP technology,” said Grant Hendrickson, GoviEx Gold’s Chief Geophysicist.
“Zeus has provided critical help in expanding the discovery of the new, large, well mineralized body that we now believe connects the Heruga Deposit to the Hugo South Deposit, nearly 5.5 kilometres away.
“In the past few weeks, the Zeus system also has shown that the main Hugo North Deposit has an induced-polarization depth extent that is at least 2.5 times greater than what has been defined to date by years of drilling. The geophysical survey data also show that the size and amplitude of the core of this immense sulphide body is increasing with depth. In previous exploration at Oyu Tolgoi, grade generally has improved with depth,” Mr. Hendrickson added.
Ivanhoe Mines now has assigned three drill rigs to the ongoing exploration work at Oyu Tolgoi. Underground access to enable more cost-efficient drilling into the Hugo Dummett Deposit is expected to be completed by the end of this year.
(A special presentation on the results of the Zeus survey at Oyu Tolgoi will be available on the Ivanhoe Mines website later today at http://www.ivanhoemines.com/i/pdf/Zeus_at_Oyu_Tolgoi.pdf)
The five-month Zeus survey that concluded on November 11, 2009, was part of a five-year agreement under which GoviEx Gold is conducting the Mongolia survey at cost and sharing all data with Ivanhoe Mines. Ivanhoe Mines is making all of its extensive exploration results available to GoviEx Gold so that new IP/resistivity survey data generated by the field testing can be utilized to further refine the Zeus proprietary, real-time, target recognition software associated with the technology.

Mr. Hendrickson said there now is excellent potential to very significantly increase Oyu Tolgoi’s current mineral resources through an expanded, deep-drilling program, conducted from the surface and also underground, through Shaft #1, that will be designed to test the much better understanding that has been developed of the depth and width of the deep mineralization.
Zeus IP system signals a new phase in mineral exploration technology
Mr. Friedland said Zeus’s advantages over commercially available technology include unprecedented improvements in the signal amplification:reception ratio that translate into greater vertical and horizontal resolution.
“Zeus has the potential to revolutionize mineral exploration,” he said. “Zeus has enabled our field teams to accurately map important geophysical anomalies that likely would not be detectable with other existing and competing IP systems. Conducting a detailed exploration survey with Zeus, in areas where the geology is not well understood, gives us unprecedented advantages in the exploration business.”
Zeus technology has been designed to enable real-time investigation of targets to extended depths, with increased effectiveness and productivity, through improved resolution of targets and host geology.
Induced polarization/resistivity technology has been an essential tool in Ivanhoe Mines’ discoveries at Oyu Tolgoi. An earlier version of the geophysical technology previously identified geological targets at Oyu Tolgoi that Ivanhoe subsequently used to direct drilling that produced major discoveries, including the high-grade Hugo North and Heruga deposits.
“We’re very pleased with the preliminary indications of the successful field test and we will be working closely with GoviEx Gold with a view to using this advanced technology in our exploration projects,” said Mr. Macken.
Traditional IP surveys typically have been used on the mine scale. However, the Zeus system can be deployed on a regional scale, increasing the efficiency and effectiveness of large-scale regional exploration programs while significantly reducing expensive land-holding costs and optimizing the odds of success.
Mr. Hendrickson said Zeus is uniquely capable of transmitting, receiving and analyzing the accurately-shaped, very-high-amplitude charges required to precisely resolve the weak, but information-rich, electrical signals that dissipate from well-mineralized bodies and their weakly-mineralized host rocks due to the strong induced polarization that is applied.
Ivanhoe Mines shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
GoviEx Gold is an Asia-based mineral exploration company that uses its industry-leading geophysics expertise and technology to carry out large-scale geophysical surveys to identify potential mineral deposits. GoviEx Gold holds the exclusive right to use the Zeus technology in Mongolia, China and Australia. Zeus technology is 100%-owned by its sister company, GoviEx IP Holdings.
Qualified Person
Grant Hendrickson P. Geo., GoviEx Gold’s Chief Geophysicist, a qualified person as defined by National Instrument 43-101, supervised the collection of the geophysical data, its interpretation presented herein and the preparation of the technical information in this release.

Information contacts
Ivanhoe Mines
   Investors: Bill Trenaman 1 604 688 5755. Media: Bob Williamson 1 604 331 9880
GoviEx Gold
   Robert Saunders +86 139 0103 8030
FORWARD-LOOKING STATEMENTS. This document includes forward-looking statements regarding Ivanhoe Mines’ plans. Forward-looking statements include, but are not limited to, statements concerning the potential for the Zeus geophysical exploration technology to significantly increase the potential for additional resources to be discovered at Ivanhoe’s Oyu Tolgoi Project in southern Mongolia, the potential for Zeus to revolutionize mineral exploration, the ability of Ivanhoe Mines to develop underground access to enable more cost-efficient drilling on the Hugo Dummett Deposit by year end, and the potential to very significantly expand Oyu Tolgoi’s current mineral resources through an expanded, deep-drilling program. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: November 17, 2009	By:	/s Beverly A. Bartlett

BEVERLY A. BARTLETT
Vice President & Corporate Secretary